News Release
TSX:RMX | NYSE Amex:RBY March 31, 2010

Rubicon Provides Update on Underground Development at the F2 Gold Zone, Phoenix Gold Project
-  drilling commenced on the 305 metre (1000 foot) underground level -

Rubicon Minerals Corporation (RMX:TSX: RBY.NYSE-AMEX) is pleased to provide an update on the progress of its ongoing underground development work at the F2 Gold Zone, at the Phoenix Gold Project, Red Lake, Ontario.

The extension of the Phoenix shaft from 122 to 305 metres below surface has been completed and, following establishment of drill stations and services on the 305 metre (1000 foot) level, Rubicon has commenced drilling utilizing one rig at present from the base of the shaft. A second drill rig is expected to be added at the 305 metre level before the end of April, 2010. Drilling from the 305 level will allow Rubicon to test parts of the F2 Gold System which were either difficult or unfeasible to explore from the existing drill stations on the 122 metre level. As well, drilling with two or three rigs will continue to test shallower parts of the system from the 122 level.

An exploration drift on the 305 level will commence around mid-June 2010. This drift will provide access to several zones within the F2 Gold System by facilitating follow up and delineation drilling prior to consideration of a bulk sample. It is estimated that the drift will be within 50 metres of the core of the F2 Zone (see news release and maps dated March 9, 2010) by the end of September, 2010. As this drift proceeds, exploration drilling of the F2 Gold System will continue from both the 122 and 305 underground levels as well as from surface as part of the ongoing 158,000 metre drill program. Approximately two thirds of this drilling is aimed at expanding and discovering new gold zones with the remainder earmarked for infill and delineation drilling.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration and development programs which are dependent on projections which may change as drilling continues or if unexpected ground conditions are encountered.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 Gold Zone to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.